For period ending March 31, 2007

File No. 811-7096


Exhibit  77Q-1(b)

Investment Grade Municipal Income Fund Inc. -
Non-Fundamental Investment Policy Change
Contact: UBS Global Asset Management Closed-End Funds Desk, 888-793 8637 NEW YORK, April 20, 2007 - Investment Grade Municipal Income Fund Inc. (NYSE: PPM) (the Fund), a closed-end management investment company, today announced that its Board of Directors has approved a change to its non-fundamental investment policies. The change permits limited investment in municipal securities that are rated below investment grade, or deemed by UBS Global Asset Management (Americas) Inc., the Funds investment advisor (UBS Global Asset Management), to be of equivalent credit quality.

As a result of implementing this policy change, it is expected that the Fund will have additional flexibility to make opportunistic investments, on a selective basis, in what UBS Global Asset Management views to be an important segment of the municipal market, when UBS Global Asset Management believes doing so may increase the Funds competitiveness consistent with its investment objective. Under present market conditions, it is anticipated that initial exposure to below investment grade holdings may be less than 5% of net assets of the Fund (applicable to holders of common and auction preferred shares); however, UBS Global Asset Management may vary the level of holdings that are below investment grade consistent with the revised policy as described below without additional notice.

Background and specifics of change. Under normal circumstances, the Fund invests at least 80% of its net assets in investment grade rated municipal obligations, the income from which is exempt from regular federal income tax. This policy remains unchanged. Investment grade municipal obligations are those that, at the time of purchase, are rated as follows:

* Moodys Investors Service, Inc. (Moodys) -- Baa or higher;
* Standard & Poors (a division of The McGraw Hill Companies, Inc., S&P) - BBB or higher; or
* Have an equivalent rating from another nationally recognized statistical rating organization. (There may be further gradations within each rating agencys categories - for example, + or - relative indicators.)

Under its old policies, the Fund also had the ability to invest up to 20% of its net assets in municipal obligations that were unrated, but, at the time of investment, were determined by UBS Global Asset Management to be of comparable quality to those that were rated investment grade.

With the implementation of the policy change, the Fund may now invest up to 20% of its net assets in municipal obligations that are:
* Unrated, but, at the time of investment, are determined by UBS
Global Asset Management to be of comparable quality to those that are rated investment grade (as allowed previously); and
* Rated below investment grade, or deemed by UBS Global Asset
Management to be of comparable quality.

As part of implementing the change, the Fund obtained written confirmation from Moodys and S&P that the existing ratings of the Funds auction preferred shares (APS), namely Aaa and AAA, respectively, are unaffected by the policy change. Please remember that these ratings apply to the APS; the Funds common stock is not rated.

Summary of Policy Change:

Before most recent investment policy change:
Under normal circumstances,the Fund invests at least 80% of its net assets in investment grade municipal obligations. Municipal obligations rated investment grade are those that, at the time of investment, are rated within the four highest grades by Moodys, S&P or have an equivalent rating from another nationally recognized statistical rating organization. The Fund may invest up to 20% of its net assets in municipal obligations that are:
* Unrated but that, at the time of investment, have been determined by UBS Global Asset Management to be of comparable quality to those that are rated investment grade.

After most recent investment policy change:
No Change
The Fund may invest up to 20% of its net assets in municipal obligations that are:
* Unrated but that, at the time of investment, have been determined by UBS Global Asset Management to be of comparable quality to those that are rated investment grade; and
* Rated below investment grade or deemed by UBS Global Asset Management to be of comparable quality.